UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2023
Commission File Number 1-12260

COCA-COLA FEMSA, S.A.B. de C.V.

(Translation of registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Calle Mario Pani No. 100,
Santa Fe Cuajimalpa,
Cuajimalpa de Morelos,
05348, Ciudad de México,

México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes    No  X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes    No  X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    No  X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b): 82-__.

Cybersecurity Incident Update

Mexico City, Mexico June 12, 2023 – Coca-Cola FEMSA, S.A.B. de C.V. (BMV: KOFUBL; NYSE: KOF) (the “Company”).

As previously disclosed on April 26, 2023, in our 6-K filing, Coca-Cola FEMSA determined that it had experienced a cybersecurity incident. Upon discovery, we immediately activated our cybersecurity response protocols and launched a forensic investigation with the assistance of third-party cybersecurity experts to determine the extent of the incident.

The investigation has determined that the party responsible for the incident extracted certain Company data located in servers at some of our operations in Latin America. We recently learned that the party responsible for this incident published some information it had extracted. It is possible that additional information accessed by the party responsible for the incident will be published.

This cybersecurity incident has not materially adversely impacted Coca-Cola FEMSA’s business operations or related functions and our service to customers continues uninterrupted.

Data security is extremely important to us. Our team, including third party experts, has been working to enhance our cybersecurity risk management program and security posture.

***

Coca-Cola FEMSA June 12, 2023	Page 1

About Coca-Cola FEMSA

Stock listing information: Mexican Stock Exchange, Ticker: KOFUBL, NYSE (ADS), Ticker: KOF | Ratio of KOFUBL to KOF = 10:1

Coca-Cola FEMSA, S.A.B. de C.V. is the largest Coca-Cola franchise bottler in the world by sales volume. The company produces and distributes trademark beverages of The Coca-Cola Company, offering a wide portfolio of 134 brands to a population of more than 270 million. The company markets and sells approximately 3.8 billion unit cases through more than 2 million points of sale a year. Operating 56 manufacturing plants and 249 distribution centers, Coca-Cola FEMSA is committed to generating economic, social, and environmental value for all of its stakeholders across the value chain. The company is a member of the Dow Jones Sustainability Emerging Markets Index, Dow Jones Sustainability MILA Pacific Alliance Index, FTSE4Good Emerging Index, and the Mexican Stock Exchange’s IPC and Social Responsibility and Sustainability Indices, among others. Its operations encompass franchise territories in Mexico, Brazil, Guatemala, Colombia, and Argentina, and, nationwide, in Costa Rica, Nicaragua, Panama, Uruguay, and in Venezuela through its investment in KOF Venezuela. For further information, please visit www.coca-colafemsa.com

For additional information, please contact the Investor Relations team:

  Jorge Collazo | jorge.collazo@kof.com.mx
  Lorena Martin | lorena.martinl@kof.com.mx
  Marene Aranzabal | marene.aranzabal@kof.com.mx
  José Enrique Solís | tmxjose.solis@kof.com.mx

Coca-Cola FEMSA June 12, 2023	Page 2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COCA-COLA FEMSA, S.A.B. DE C.V.
By: /s/ Gerardo Cruz Celaya
Gerardo Cruz Celaya Chief Financial Officer

Date: June 11, 2023